EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2013	2012	2011	2010	2009

Earnings:
Income before income tax provision	320,921	265,103	273,129	225,476	175,376
Plus: fixed charges per below	80,197	57,274	46,562	43,163	52,798
Less: capitalized interest per below	-	-	-	-	-
Plus: current period amortization of interest
capitalized in prior periods	49	49	39	39	39

Total earnings	$401,167	$322,426	$319,730	$268,678	$228,213

Fixed charges
Interest expense	$73,579	$53,037	$44,520	$40,134	$49,161
Capitalized interest	-	-	-	-	-
Interest portion of rent expense	6,618	4,237	2,042	3,029	3,637

Total fixed charges	$80,197	$57,274	$46,562	$43,163	$52,798

Ratio of earnings to fixed charges	5.0	5.6	6.9	6.2	4.3